UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 000-56292

Vox Royalty Corp.
(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 to 99.5 to this report on Form 6-K of Vox Royalty Corp. are hereby incorporated by reference herein and are hereby incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10, as amended (File No. 333-268011) and Form S-8 (File No. 333-275418) under the U.S. Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: August 7, 2024	By:	/s/ Kyle Floyd
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2024 and 2023
99.2	Management Discussion and Analysis for the three and six months ended June 30, 2024
99.3	Form 52-109F2 – Certification of Interim Filings Full Certificate – CEO
99.4	Form 52-109F2 – Certification of Interim Filings Full Certificate – CFO
99.5	Press release “Vox Announces Q2 2024 Financial Results and Declares Quarterly Dividend”

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